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                               May 29, 2020

       Michael K. Korenko
       President and Chief Executive Officer
       VIVOS INC
       719 Jadwin Avenue
       Richland, Washington 99352

                                                        Re: VIVOS INC
                                                            Post-Qualification
Amendment No. 2 to Form 1-A
                                                            Filed May 21, 2020
                                                            File No. 024-11049

       Dear Mr. Korenko:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Form 1-A

       Use of Proceeds, page 20

   1. We note your revisions in response to prior comment 2 and refer to your disclosure in the second paragraph of
this section which appears to indicate that you may secure
                                                        incremental funding
from this offering in excess of $4,050,000. Since you are only qualifying 150 million
shares at the $0.027 offering price, it is not clear how you would raise funding in this
offering in excess of $4,050,000. Please revise as appropriate and ensure that your
disclosure in this section indicates whether you will be able to complete the pre-clinical
testing required to file an IDE with the FDA to initiate clinical trials for advanced human skin
cancer at the 100% offering level.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to
 Michael K. Korenko
VIVOS INC
May 29, 2020
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 or Mary Beth Breslin at 202-551-3625
with any questions



                                                          Sincerely,
FirstName LastNameMichael K. Korenko
                                                          Division of
Corporation Finance
Comapany NameVIVOS INC
                                                          Office of Life
Sciences
May 29, 2020 Page 2
cc:       Daniel W. Rumsey, Esq.
FirstName LastName